UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

VENETIAN-1 ACQUISitION CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000- 56377	87-2959575
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

55 NE 5th Ave., Suite 401

Boca Raton, Florida 33432
(Address of Principal Executive Offices, including Zip Code)

+1-561 464-2841
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: October 2, 2024

Venetian-1 Acquisition Corp.

55 NE 5th Ave., Suite 401,

Boca Raton, Florida 33432
Tel: +1-561-464-2841

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

October 2, 2024

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Venetian-1 Acquisition Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF VENETIAN-1 ACQUISITION CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Venetian-1 Acquisition Corp., 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432; Telephone: +1-561-464-2841.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Boca Raton, Florida

October 2, 2024

INTRODUCTION

This Information Statement is being mailed on or about October 2, 2024, to the holders of record as of October 2, 2024, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Venetian-1 Acquisition Corp., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Lomond Therapeutics, Inc., a privately held Delaware corporation (“Lomond”), pursuant to which Merger Sub would merge with and into Lomond, with Lomond continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Lomond and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “Lomond Therapeutics, Inc.”

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of Lomond, will be converted into shares of our Common Stock, such that the holders of Lomond equity before the proposed Merger will own approximately 91.3% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to four persons and appoint Iain Dukes, Carl Gordon, Eddie Wang Rodriguez and Nikolay Savchuk as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be agreed-upon or executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following the execution and consummation of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of October 2, 2024, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Lomond, at the Effective Time of the Merger, Lomond will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

In addition, under Rule 145a of the Securities Act, the Merger would be deemed to involve an offer and sale of shares of our Common Stock to you. These transactions will also not be registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D promulgated by the SEC thereunder.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to four persons and appoint Iain Dukes, Carl Gordon, Eddie Wang Rodriguez and Nikolay Savchuk to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction or waiver of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Lomond prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	48	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	61	Director

Ian Jacobs has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception in September 2021. Mr. Jacobs has also served as President, Secretary, Chief Executive Officer, Chief Financial Officer, and as a Director of Aspen-1 Acquisition Inc. since December 10, 2021, and of Surfside Acquisition Inc. since December 10, 2021. Mr. Jacobs previously served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 to September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 to April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc. [Nasdaq: TGAN], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc. [Nasdaq: AUGX], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc., from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [Nasdaq: SMTK], from May 2020 to February 2021, of Parc Investments, Inc., now known as Aeluma, Inc. [OTCQB: ALMU], from August 2020 to June 2021, of Laffin Acquisition Corp., now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 to October 2021, of Perfect Moment Ltd. [NYSE American: PMNT], from January 2021 to March 2021, and of Patricia Acquisition Corp., now known as Serve Robotics Inc. [Nasdaq: SERV], from November 2020 to July 2023. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early-stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early-stage companies will be beneficial to the Company as it seeks to identify a business combination target, which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a Director of the Company since its inception in September 2021 Mr. Tompkins has also served as a Director of Aspen-1 Acquisition Inc. since December 10, 2021, and of Surfside Acquisition Inc. since December 10, 2021. Mr. Tompkins previously served as a Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 to September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 to April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc. [Nasdaq: TGAN], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc. [Nasdaq: AUGX], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc., from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [Nasdaq: SMTK], from May 2020 to February 2021, of Parc Investments, Inc., now known as Aeluma, Inc. [OTCQB: ALMU], from August 2020 to June 2021, of Laffin Acquisition Corp., now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 to October 2021, of Perfect Moment Ltd. [NYSE American: PMNT], from January 2021 to March 2021, and of Patricia Acquisition Corp., now known as Serve Robotics Inc. [Nasdaq: SERV], from November 2020 to July 2023. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early-stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early-stage companies will be beneficial to the Company as it seeks to identify a business combination target, which led to the conclusion that he should serve as a director of the Company.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are proposed to be appointed to the Board and to serve as executive officers with the positions named below:

Name	Age	Position(s)
Executive Officers
Iain Dukes, MA, D.Phil.	66	Chief Executive Officer, Chairman and Director
Nikolay Savchuk, Ph.D.	55	President, Chief Operating Officer and Director
Non-Employee Directors
Carl Gordon	59	Director
Eddie Wang Rodriguez	57	Director

Proposed Executive Officers

Iain Dukes, MA, D.Phil, has served as Chairman and director of Lomond since January 2020. Dr. Dukes is a Venture Partner at OrbiMed Advisors LLC, a global investment firm, which he joined in August 2016. Dr. Dukes has served as the Chief Executive Officer of Viriom Inc. since February 2019 and has also served as the Executive Chair of Angiex Inc. since February 2020 and the Chief Executive Officer of Eilean Therapeutics LLC since July 2022. In June 2018, Dr. Dukes co-founded Theseus Pharmaceuticals, Inc. where he served as chairman and director until its acquisition by Concentra Biosciences, LLC in April 2024. In September 2017, Dr, Dukes co-founded Kartos Therapeutics, Inc. and currently serves as President and as a member of its board of directors. Dr. Dukes previously served as Senior Vice President and Head of Business Development and Licensing for Merck Research Laboratories from August 2013 through May 2016. Prior to joining Merck, Dr. Dukes was Vice President of External Research & Development at Amgen, Inc. from August 2010 to August 2013. He has also served as President and Chief Executive Officer, as well as a member of the board of directors of Essentialis Therapeutics, a clinical stage biotechnology company focused on the treatment of rare metabolic diseases. Previously, Dr. Dukes was Vice President of Scientific and Technology Licensing at GlaxoSmithKline, and he held various positions at Glaxo Wellcome, including Head of Exploratory Development for Metabolic and Urogenital Diseases and Head of Ion Channel Drug Discovery Group. From October 2017 to July 2020, Dr. Dukes was a board member and Chairman of KaNDy Therapeutics, which was acquired by Bayer AG in September 2020. From January 2020 to June 2020, Dr. Dukes served as supervisory board member of Themis BioScience GmbH, until it was acquired by Merck & Co. Dr. Dukes also co-founded Telios Pharmaceuticals, Inc., where he serves as President. Dr. Dukes currently serves on the boards of directors of NeRRe Therapeutics, Rathlin Therapeutics Limited and ENYO Therapeutics. Since August 2016, Dr. Dukes has also served as chairman of the board of directors of Iovance Biotherapeutics Inc. In addition, he has served on the board of directors of Ikena Oncology, Inc. since November 2016 and as executive chairman of Traws Pharma, Inc. since April 2024. He previously served on the board of directors of ReViral Limited until its acquisition by Pfizer Inc. in June 2022. Dr. Dukes holds Master of Jurisprudence and Doctor of Philosophy degrees from the University of Oxford, a Master of Science degree in Cardiovascular Studies from the University of Leeds and a Bachelor of Science degree in Pharmacology from the University of Bath. We believe that Dr. Dukes is qualified to serve as a member of our board of directors because of his extensive experience in the pharmaceutical industry, including his service in senior management roles.

Nikolay Savchuk, Ph.D. has served as Lomond’s Chief Executive Officer since March 2020 and as a director of Lomond since January 2020. Dr. Savchuk has been a Managing Director and Founder at Torrey Pines Investment LLC, an investment firm, since November 2002. Since March 2019, he has been a Member at i2020 Accelerator, which is an accelerator program backed by Torrey Pines Investment. He has served on the board of directors of Traws Pharma, Inc. since April 2024. In addition, since October 2018, he has been a Founder and Managing General Partner at Teal Ventures, a venture capital fund. Since November 2015, he has been the Chairman of the board of directors of Viriom Inc., a private biotechnology company. In addition, he has been the Chairman of the board of directors at ChemDiv, Inc. since November 2013, and he served as Chief Executive Officer at such company from April 2008 to January 2022. Dr. Savchuk holds a Masters of Science degree in Physics and a Ph.D. in Applied Mathematics, each from the Moscow Institute of Physics and Technology. We believe that Dr. Savchuk is qualified to serve as a member of our board of directors because of his deep knowledge of our business and industry and his experience managing life sciences companies.

Proposed Non-Employee Directors

Carl Gordon, CFA, Ph.D., has served as a director of Lomond since January 2020. Dr. Gordon is a founding member and Managing Partner and Co-Head of Global Private Equity at OrbiMed Advisors LLC, an investment firm, and has served in such roles since 1998 and 2018, respectively. Dr. Gordon currently serves on the boards of directors of Adicet Bio, Inc., ArriVent Biopharma Inc., Compass Therapeutics, Inc., Keros Therapeutics Inc. and Terns Pharmaceuticals, Inc., as well as several private companies. Dr. Gordon previously served on the boards of directors of several companies, including Alector Inc., Arsanis, Inc. (which merged with X4 Pharmaceuticals, Inc.), Intellia Therapeutics, Inc., ARMO Biosciences, Inc., Gemini Therapeutics Inc. (merged with Disc Medicine, Inc.), Kinnate Biopharma, Inc., ORIC Pharmaceuticals, Inc., Passage Bio Inc., Prevail Therapeutics Inc. (which was acquired by Eli Lilly), Selecta Biosciences, Inc., SpringWorks Therapeutics Inc., Theseus Pharmaceuticals, Inc. (which was acquired by Concentra Biosciences LLC) and Turning Point Therapeutics, Inc. (which was acquired by Bristol Myers Squibb Co). Dr. Gordon received a B.A. in Chemistry from Harvard College, a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology, and was a Fellow at The Rockefeller University. We believe that Dr. Gordon is qualified to serve on our board of directors due to his scientific expertise, extensive business experience, and experience in venture capital and the life sciences industry.

Eddie Wang Rodriguez has served as a director of Lomond since July 2022. Since November 2018, Mr. Rodriguez has served as a co-founder and general partner of Teal Ventures, a venture capital fund. Since November 2019, he has served as the General Counsel at Viriom, Inc., a private biotechnology company. Mr. Rodriguez received a B.S. in Political Science from the University of California, Los Angeles, and a J.D. from Stanford Law School. Prior to launching Teal Ventures, Mr. Rodriguez was a partner at several national law firms and a nationally recognized corporate attorney in the venture capital and M&A fields. Mr. Rodriguez made partner at Brobeck, Phelger & Harrison after just six years and in 2006, Mr. Rodriguez opened the San Diego office of Mintz Levin, where he served as the managing partner of the Mintz Levin San Diego office and also served on the firmwide management committee. In 25 years of practice in law firms, Mr. Rodriguez has represented many startup and emerging growth companies throughout their life cycles, numerous private and public companies in connection with financing and M&A transactions and counseled many companies in corporate governance matters, in industries including life science, medical devices, technology, ecommerce and telecommunications. In addition to his legal practice, Mr. Rodriguez has co-founded several companies in the medical device areas. Mr. Rodriguez has also served and continues to serve on numerous boards of directors in various industries, including life science and medical devices. We believe that Mr. Rodriguez is qualified to serve on our board of directors due to his extensive business experience, understanding of corporate governance and experience in venture capital and the life sciences industry.

Family Relationships and Other Arrangements

There are no family relationships among our proposed directors and executive officers. All of the proposed directors would be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, is proposed to increase from two (2) authorized directors to four (4) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we expect that we will amend and restate our Certificate of Incorporation to, among other things, provide that the Board will be divided into three staggered classes of directors as follows:

●	the Class I director will be Eddie Wang Rodriguez, and his term will expire at the first annual meeting of stockholders to be held after the completion of the Merger;

●	the Class II director will be Carl Gordon, and his term will expire at the second annual meeting of stockholders to be held after the completion of the Merger; and

●	the Class III directors will be Iain Dukes and Nikolay Savchuk, and their terms will expire at the third annual meeting of stockholders to be held after the completion of the Merger.

We expect that our amended and restated Certificate of Incorporation and amended and restated Bylaws to be in effect upon the completion of the Merger will authorize only the Board to fill vacancies on the Board, and any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our Board may have the effect of delaying or preventing changes in control of the Company.

Transactions with Related Persons

Venetian Acquisition-1 Corp.

On September 24, 2021, the Company issued (i) an aggregate of 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $25, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On September 24, 2021, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall not accrue on the outstanding principal amount of the note except if an Event of Default (as defined in the note) has occurred. In the event of an Event of Default, the entire note shall automatically become due and payable (the “Default Date”) and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of December 31, 2023, the total amount due under the note was $92,500. As of June 30, 2024, the total amount due under the note was $117,500.

The Company currently uses the office space and equipment of its management at no cost.

Lomond Therapeutics, Inc.

As described above, our proposed new members of the Board are Iain Dukes, Carl Gordon, Eddie Wang Rodriguez and Nikolay Savchuk, each of whom are directors of Lomond. In addition, Dr. Dukes, our proposed Chief Executive Officer and President following the Merger, is the Chairman and a director of Lomond; Dr. Savchuk, our proposed President and Chief Operating Officer following the Merger, is the Chief Executive Officer and a director of Lomond.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Insider Trading Policy

No securities of the Company are publicly traded or listed or quoted on any exchange or quotation system, and all of its outstanding securities are restricted securities (as defined in Rule 144 under the Securities Act) bearing customary legends and restrictions on transfer and are held by two holders, who management believes are familiar with the applicable insider trading laws, rules and regulation; therefore, management believes that insider trading policies and procedures governing the purchase, sale and/or other dispositions of its securities by directors, officers and employees, or the Company itself, are not necessary at this time, and the Company has not adopted any such policies or procedures.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, of the directors, to be elected following the proposed Merger, only Dr. Gordon and Mr. Rodriguez would be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on September 24, 2021, and selected December 31st as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2023. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2023, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading on a national securities exchange or quoted on an over-the-counter market, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise 4 directors, Dr. Dukes, Dr. Gordon, Mr. Rodriguez and Dr. Savchuk.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Venetian-1 Acquisition Corp., 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Lomond Therapeutics, Inc., 8 The Green Ste 8490, Dover Delaware 19901, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect that all of Lomond’s outstanding options will be assumed and converted into new options exercisable for shares of our Common Stock. In connection with the Merger, we expect to adopt a new equity incentive plan proposed by Lomond that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of October 2, 2024 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of October 2, 2024, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 55 NE 5th Ave, Suite 401, Boca Raton, Florida 33432	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	250,000	5.0%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95.0%
All directors and executive officers as a group (2 persons)		5,000,000	100.0%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of October 2, 2024, assuming the consummation of the proposed Merger on such date, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and executive officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 15,795,383 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated cancellation of 3,550,000 and 75,000 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, respectively, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering, including any shares to be issued in respect of, and in accordance with the terms of, any of Lomond’s outstanding “simple agreements for future equity.”

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o Lomond Therapeutics, Inc., 8 The Green Ste. 8490, Dover, Delaware 19901.

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% stockholders
Eilean Therapeutics, LLC(1)	14,420,383	91.3%
Expected directors and named executive officers
Iain Dukes, M.A., D.Phil.(2)	43,680	*
Nikolay Savchuk, Ph.D.(3)	26,208	*
Carl Gordon, CFA, Ph.D.	-	-
Eddie Wang Rodriguez	-	-
Expected directors and executive officers as a group (4 persons)	69,888	*

*	Less than one percent.

(1)	Consists of 14,420,383 shares of our Common Stock. The board of managers of this stockholder exercises voting and investment power, and such board consists of four individuals, including Dr. Dukes, Dr. Savchuk and Dr. Gordon. As a result, none of these four individuals has sole or shared voting or investment power over the shares of our Common Stock held by this stockholder. The principal address for this stockholder is 8 The Green Ste 8490, Dover, Delaware 19901.

(2)	Consists of 43,680 shares of our Common Stock issuable upon exercise of outstanding stock options held by Dr. Dukes, which are exercisable within 60 days of October 2, 2024.

(3)	Consists of 26,208 shares of our Common Stock issuable upon exercise of outstanding stock options held by Dr. Savchuk, which are exercisable within 60 days of October 2, 2024.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Venetian Acquisition-1 Corp.

Dated: October 2, 2024	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director